Free Writing Prospectus

Filed on February 13, 2023 Pursuant to Rule 433

Registration Statement No. 333-262635

PRICING TERM SHEET

KIMBERLY-CLARK CORPORATION

$350,000,000 4.500% Notes due February 16, 2033

PRICING TERM SHEET

Dated February 13, 2023

Issuer:	Kimberly-Clark Corporation
Security Type:	Senior Notes
Offering Format:	SEC Registered
Principal Amount:	$350,000,000 of 4.500% Notes due February 16, 2033 (the “Notes”)
Maturity Date:	February 16, 2033
Coupon:	4.500%
Interest Payment Dates:	Semi-annually on February 16 and August 16, commencing August 16, 2023
Interest Record Dates:	February 2 and August 2
Price to Public:	99.848% of the principal amount
Benchmark Treasury:	UST 3.500% due February 15, 2033
Benchmark Treasury Yield:	3.719%
Spread to Benchmark Treasury:	80 bps
Yield to Maturity:	4.519%
Optional Redemption:

Prior to November 16, 2032 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Indenture) plus 15 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time and from time to time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Change of Control:	Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.
Expected Settlement Date:	February 16, 2023 (T+3)
CUSIP:*	494368 CE1
ISIN:*	US494368CE11
Joint Active Lead Managers:	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC
Passive Lead Managers:	BBVA Securities Inc. Goldman Sachs & Co. LLC
Senior Co-Managers:	MUFG Securities Americas Inc. Santander US Capital Markets LLC
Co-Managers:	Loop Capital Markets LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC ICBC Standard Bank Plc Standard Chartered Bank U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (No. 333-262635) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at 866-811-8049, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at 866-718-1649, or RBC Capital Markets, LLC toll-free at 866-375-6829.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about February 16, 2023, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

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